EXHIBIT 99.9
April 20, 2007 Times Now Media Interview on the Financial Performance of Wipro
Limited for the Quarter and Year ended March 31, 2007
Interviewee:
Suresh Senapaty, Executive Vice President, Finance & CFO
Sudip Banerjee, President Enterprise Solutions SBU
Times Now : And well, the big set of numbers today is Wipro and we have Mr. Senapaty, he is joining us live this morning for his take on the current set of numbers of course and the view ahead. Mr. Senapaty, it’s a pleasure to have you on our show, thank you very much for being with us today on Business Buzz.
Suresh Senapaty, CFO, Wipro: My pleasure.
Times Now : Mr. Senapaty, a strong set of numbers for Q4, I would say. However I am going to ask you a little bit about your take on margins because that slipped a little bit. And the attrition, at the face of it, is appearing to be on the higher side. Can you sum up Q4 for us and also your take on margins and attrition at the moment?
Suresh Senapaty: Yeah. First of all I have to say that we are very happy and delighted in Wipro that we have crossed, in our IT business, $ 3 billion revenue. And also for the current quarter, that is Q4 ending Mar’07, we have also crossed a billion dollar revenue in Wipro Corporation as a whole. Also the other two landmarks has been that in Enterprise Solutions and Services we have crossed a billion dollar. In the Financial Services business we have crossed half a billion dollar and in the Wipro Infotech part of the business we have crossed half a billion dollar. So far as the performance for Q4 is concerned I think we have delivered $ 690 Mn against a guidance of 685, which is pretty good. And on the overall margin perspective we have been in a narrow range despite the fact that we had an exchange issue, impact of about 30 bps. The overall margin was dropped only by about 20 bps. We had, as we stated before, given a compensation hike for the onsite, effective first of January, which impacted about 50 bps. We did increase a significant amount of investments in sales and marketing in terms of the marketing activities that we undertook in Q4, in terms of the headcount increase that we did in the service and the footprint which is primarily in the US and Europe. And also most of the comp hikes does impact the compensation in the sales and marketing and therefore we had about 80 bps adverse impact on account of sales and marketing. However we did very well in terms of expansion of margin of BPO, we did very well in expansion of margin in the acquisitions, we did very well in terms of improving our utilisations and also the rate realisations. The combination within a narrow range, 20 bps. And also for the whole year, if you have seen our investments in acquisition, which impacted about 100 bps, we delivered within a 30 bps range for the whole of 06-07 vs 05-06. So we are pretty happy about that.

Times Now : Alright, good morning Mr. Senapaty, congratulations on a great set of numbers, you have managed to at least retain the top line and the bottom line despite all the factors that you lined out. But what about going forward, now the rupee is already up about 3% in the month of April and there are predictions that it might just continue to strengthen; how important is this factor going to be and how do you plan to tackle it, going forward, so that margins don’t take a hit going forward.
Suresh Senapaty: I think it’s quite obvious that any exporter would like rupee to depreciate so that it benefits them. And even if it were to appreciate, it appreciates at a pace which is manageable.
Times Now : Right. I think we have lost Mr. Senapaty, but of course we will try and get him back just here. He is very excited with the numbers, the $ 1 Bn mark that they have crossed in the Q4 on the top line [inaudible] for the full year. Margins, as he was explaining, the dip has essentially come in because of a wage hike and also to see whether he wishes it’s not behaving itself of late for most IT companies at least. And Reuters’ flashes suggest that crosses 44 will be adverse for Wipro because of the way they have hedged their position. All in all the numbers are looking good but what’s more important of course is how the stock will open for trade, it’s been flattish for the last month, 5% down for the last one month.
Times Now : We have with us Mr. Senapaty, CFO at Wipro and the company has come out and input a very good set of numbers on the top line and the bottom line, ahead of market expectations. Mr. Senapaty, just getting back to the question that I had earlier about how you will manage the rupee. It’s already up 3% in this month and expectations are that it’s definitely not going down at least for the short while. So how do you plan to tackle the rupee factor?
Suresh Senapaty: Well I think, like you said, any exporter does like to rupee to depreciate because that gives a distinct advantage and also it is a fact that if rupee were to appreciate, it appreciates at a particular pace where manageability becomes some easier. And the kind of volatility that we have seen in the past few days has been very-very challenging for many exporters and IT companies are no exception and so are we. As of 31st of March apart from whatever forward hedges that we have applied to the balance sheet exposures, we have about $ 195 Mn at a rate which is 44-45.77. We already have a hedging mechanism, we already have a hedging policy and an accounting policy which supports in and that has so far delivered us results. And we think going forward it will continue to help us at least in the medium to longer term.
Times Now : Okay. Mr. Senapaty I will give you full marks for performance in the 4th quarter and the full year. No doubt about it. But what’s the way ahead when it comes to guidance? I would think it’s a little soft, I mean your outlook for the next year on a QoQ basis for the full year is looking a little-little, a little bit on the lower side. Would you agree and what’s your take for the next year?
Suresh Senapaty: Well I think still it is a growth YoY, if you look at Q1 over Q1,

it is in access of 32%. And (B) generally the 1st quarter of Wipro is generally not a very high number. And (B) however so far as the overall sentiment is concerned I guess it’s talking about US; out of 44 customers that we added, 35 of them are from the US geography. We saw a sequential 8% growth in US geography. The investments that we have made in terms of sales and marketing in the US geography, the initiatives we have taken in terms of total outsourcing and a large deals team specially carved out and instituted – it has been showing results. And the kind of funnel that we are seeing, because the last one year we have got about 10 orders which are $ 50 Mn. So looking at the funnel we think it’s fairly robust and our growth targets are continuing to be Financial Services, Retail, Manufacturing, Healthcare and also in terms of the Telecom Service providers. And if you look at the practice perspective it will continue to be BPO, it will continue to be Enterprise Applications, it will continue to be Testing and it will be continuing to be Technology Infrastructure Services.
Times Now : Okay, Mr. Senapaty what about price and what kind of an environment do you see unfolding in the future? Is there a positive bias? If so, by what percentage can pricing be increased and are you expecting any big [ticker] deals to be finalised in the couple of quarters going forward?
Suresh Senapaty: First of all so far as pricing is concerned we continue to see a much more stable pricing environment. Last quarter we saw more than 1% increase in 1.3% price realisation improvement on a QoQ basis. We are seeing new customers coming at about 3-5% better prices. We are seeing a fairly high proportionate of our customer renewals coming at a better pricing. So overall I think, on the pricing front we are seeing a higher level of stability than any large concerns.
Times Now : Okay. Mr. Senapaty, also you know the addition, your employee addition has been very buoyant. Now, your wage hike is a little lower than as compared to a TCS or Infosys which are actually now going into double digits; so 3-5% is pretty comfortable. What kind of additions are you expecting in the new year and what is the kind of wage inflation you are going to be facing, going ahead?
Suresh Senapaty: First of all let me clarify, the wage increase that we are talking about, we did a wage increase for onsite from 1st of January, that was at 3-4% and I don’t think anybody else has offered double digit compensation increases for onsite wages. For the offshore wages it has been double digit for others as well as for us, we gave that increase in September and November, much ahead of 1st of April. So therefore our comp increase has already happened in September/ November which were in an high range of about 12%. So we are in similar range and we have not given compensation hikes which are lower. The other aspect is, so far as headcount additions are concerned, I think we are seeing a fair amount of robustness. For the year 07-08, we have already made campus offers of 14 ¸000. And we have based initiative of Wipro Academy.
Times Now : Mr. Senapaty, I am sorry, markets have opened and of course the Wipro stock is expected to open stronger and remain strong for most part of the day. We are going to pull that stock up. But I need a final comment from you on acquisition, your acquisitions are bearing through, they are contributing very well on the margins front and top line front as well. What’s your strategy for acquisition, into the new year?
Suresh Senapaty: I think the strategy has paid us well, it will continue to do so and therefore we will continue to pursue such acquisitions. The numbers may not be as high as we have seen, but the sizes could be higher. But I dint know, we are not going by the numbers and the size, we are going by the strategy – this gap that we have vs the gap that we are getting. And I have to communicate that so far as Q4 was concerned, all our acquisitions are profitable. We saw a 900 bps expansion in the margin. Henceforth it will be shown as a part of the organic business run rate that we have so that any acquisitions after 1st of April will be coming separately as acquisitions column, otherwise this will now get folded in to the normal revenues frame. But we will continue to stay put with the existing strategy.
Times Now : Okay. All right Mr. Senapaty, we will leave it there. Thank you so much for joining us on this show this morning. Congratulations once again and good luck for the future quarters. Only thus because we will get one more voice sent from the Wipro management at this point in time, talking about IT. Sudip Banerjee, President – Enterprise Solutions at Wipro, is joining us from Bangalore. Mr. Banerjee, morning to you and thanks so much for joining us. Congratulations on a good quarter gone by. Let’s start by understanding how did the Enterprise Solutions part of the business actually shape up and what are the kind of projections that you see in the future, given the kind of uncertainty around the US which sort of is still hanging over the markets mind.
Sudip Banerjee : Well, we had a fantastic year in Enterprise Solutions, we have crossed a billion dollars. We had growth across all our Enterprise verticals, we had solid growth in last quarter in Energy & Utilities which grew 14% sequential. We had growth of 10.7% sequential in Retail and we had 10.2% sequential growth in Manufacturing. So overall we had a great Q4 and we have had a very good year. As far as the future goes we also have two other verticals which are showing a very strong traction. One is the Technology Media vertical and the other is the Healthcare vertical. Both of them have won large clients and both of them are poised for a very strong 07-08. The ones which I have mentioned, which did very well in Q4, again Manufacturing & Retail have a strong traction. So overall I believe that we will continue to grow strongly in 07-08. As far it is concerned, the concern amongst the customer base that we have – we have not seen any appreciable change and thereafter we are not hearing any customer telling us that the slowing down... we have said many times in the past that outsourcing and offshoring has become mainstream. And we have also added now, the Global Delivery Model in terms of an execution, with execution centers coming up in Romania and Brazil and China etc. So even on a global scale, where it is not really just an offshore play, we are able to compete and win very well. So it just adds to our story.
Times Now : Right. So what’s the strategy Mr. Banerjee, specifically into the enew year. I mean are you looking at greater diversification? You know, we see a TCS and Infosys getting very aggressive when it comes to diversifying out of traditional markets like the US. Is that one thing on your mind and can you tell us a little bit about these big orders that you have bagged, especially in TechMedia and Healthcare space and what is the outlook for the new year in terms of big ticket deals?
Sudip Banerjee: let me start with your second question first. During the course of 06-07 we had five large wins. These are wins between 75 Mn and perhaps 200 Mn, in that range. All of them we have now... Those deals have now matured and therefore we are getting revenues from them, kicking in for the last couple of quarters. And those deals will continue as we get into the new year. We are also currently participating in about 5-6 similar deals plus about three deals in the total outsourcing space, therefore grand total about nine deals. Now, all of them are likely to get decided within the course of the next 3 or 4 months. We are very hopeful to win a few of them and that will add to our revenue stream in 07-08. Now coming to the other point that you raised, I think on an overall basis this industry is a industry where there is a lot of traction and a lot of potential. I think new markets are always something that everybody looks forward to. We have had strong presence in the traditional markets, we are looking at markets like Canada, for example. We have just got a increased presence in continental Europe. So some of the actions that we took during 06-07, in terms of starting new offices and putting in new people, those markets, like Germany as well as the Scandinavian markets are going to be new markets for us, in the sense that at least the Enterprise business was not present there and it’s now building traction in those markets. Plus, we have got additional business coming in for us last year and we are hoping that that’s also going to add to our business in 07-08. So yes, there are new markets, there are traditional markets, there is mainstream outsourcing going on; so overall it’s still a very confident picture.
Times Now : Okay. Mr. Banerjee, in that case are the new markets offering you a better pricing environment or is it the traditional ones that are doing better? And is there a visible increase that you foresee, going forward in the next couple of quarters?
Sudip Banerjee: As far as pricing is concerned we treat pricing on an overall account level. And when you look at accounts, each of these accounts in different markets have a global component of business. The headquarters may be in one country but really the business is spread over many-many regions and territories. On an overall basis I’d say that we had a little price uptake in this quarter and the new contracts have been coming in at little better prices than the average of the earlier contracts. The new contracts typically have about 3% higher pricing than the average of the earlier contracts. And we hope that we will be able to see similar price wins. Plus, wherever we are getting renewals we are also getting a little bit of uptake in the renewals. So pricing will remain stable with a little bit of an upward bias and that’s how we have talked about in the last three or four quarters.
Times Now : Well, the final question Mr. Banerjee, and that’s the margins – how do you see margins if they fall in a little bit, overall for this particular quarter, but into the new year, the volume growth is pretty strong. I think your ability to command a premium on new deals is pretty strong and how is that going to offset any kind of appreciation in the rupee or probably a wage inflation? You have one final comment on margins.

Sudip Banerjee: Alright. Margins decreased by 20 bps duing the quarter. We did 24.2 last quarter, 24 in Q4. As far as the going forward outlook is concerned – the negative pictures are basically wage inflation, which kicks in for us sometime during the second half of the year because you have just completed the wage increases for offshore in September and November and the onsite in the 1st of January. So that’s just out of the way. So second half of the year those pressure will kick in. The current values on the exchange rate, which is very [inaudible] I mean at this point in time. We are watching that closely. So what we intend to do is to really redouble our efforts on some of the operational parameters on which we have better control. So things like Utilisation, things like the mix of people, things like the offshore:onsite ration etc. W will work on them even harder to make sure that we can manage the margins in a narrow range.